SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

02 December 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

2 December 2013

LLOYDS BANKING GROUP PLC: LORD BLACKWELL APPOINTED AS CHAIRMAN

Lloyds Banking Group plc ("the Group") is pleased to announce that Lord Blackwell will succeed Sir Winfried Bischoff as Chairman of the Group with effect from 3 April 2014 when Sir Winfried will retire from the Group.

Lord Blackwell has been a Non-Executive Director of the Group since June 2012 and is a member of the Group's Audit and Risk Committees. He is also the Chairman of the Group's Insurance business, Scottish Widows plc, having been appointed to that role in September 2012.

He has held a number of senior positions in banking and insurance: he was Group Development Director at NatWest from 1997 to 2000 and a non-executive director at Standard Life from 2003 to 2012, where he was the senior independent director from 2008.

Lord Blackwell spent 15 years in management consultancy with McKinsey & Company, as well serving as Head of the Prime Minister's Policy Unit. He has been Chairman of FTSE-listed company Interserve plc since 2006 and a special adviser to KPMG's corporate finance division. He also has extensive regulatory experience having served on the Boards of the OFT and OFCOM.

Sir Winfried Bischoff said: "I am delighted Lord Blackwell has been chosen to succeed me as Chairman. Over the past four years, the Group has made significant progress in its goal to become a strong, efficient, UK-focused retail and commercial bank. Whilst clearly some challenges remain, the performance of the Group is well on track. This gives me great confidence in its future and I wish Norman every success as he leads the Group at this important time."
Tony Watson, the Group's Senior Independent Director who led the process to appoint the new Chairman, said: "Our desire was to find someone with deep financial services experience who would also have credibility with our key stakeholders. We ran a thorough process to ensure we identified the best candidate to lead the Group. Lord Blackwell is the unanimous choice of the Board."

Lord Blackwell said: "I am honoured to have been asked to become Chairman of Lloyds Banking Group. My experience as a Non-Executive Director of the Group and as Chairman of Scottish Widows has been extremely positive. The Group has excellent people who are truly focused on doing their best for customers. I would like to thank Win for the outstanding job he has done in steering the bank through a tremendous turnaround. This is a great opportunity to be part of helping the bank go even further in serving customers and supporting the UK economic recovery as it returns to full private ownership."

For further information:

Investor Relations
Charles King +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 02 December 2013